Exhibit 21.1

SUBSIDIARIES OF TARGETED GENETICS CORPORATION

As of December 31, 2008, the following companies are subsidiaries of Targeted Genetics Corporation:

Name of Subsidiary	Jurisdiction of Incorporation
Genovo, Inc.	Delaware
TGCF Manufacturing, Inc.	Washington